Item 77I Deutsche Capital Growth Fund,
Deutsche Core Equity Fund, Deutsche
Mid Cap Growth Fund, Deutsche Small
Cap Core Fund, and Deutsche Small
Cap Growth Fund (each a series of
Deutsche Investment Trust)

The Class B shares of each of Deutsche Capital
Growth Fund, Deutsche Core Equity Fund, Deutsche
Mid Cap Growth Fund, Deutsche Small Cap Core
Fund, and Deutsche Small Cap Growth Fund were converted to Class A shares effective on or about
February 10, 2016. Effective on or about February
12, 2016, each Fund's "Class B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of each Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.